OPEXA THERAPEUTICS

                                                                  August 2, 2007


Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

         Re: Opexa Therapeutics, Inc.
         Form 10-KSB for the fiscal year ended December 31, 2006 Sec File No.:
         001-33004

Dear Mr. Rosenberg:

This letter is written in response to your letter dated July 11, 2007 relating to the Form 10-KSB (the "Registration Statement") filed by Opexa Therapeutics, Inc. (the "Company") on March 16, 2007.

     In this letter we have included your comments followed by our responses thereto.

Form 10-KSB for fiscal year ended December 31. 2006
---------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 4 - Intangible Assets, page F-34
-------------------------------------

1. You have capitalized license agreements with the University of Chicago and the Shanghai Institute for Biological Science and capitalized a group of patents and licenses acquired from Opexa Pharmaceuticals. Please explain to us how your capitalization of these assets, which appear to be used in research and development activities, complies with paragraph 11 (c) of SFAS
     2. If you believe each asset has an alternative future use, please demonstrate this to us in your response.

Response: We have capitalized licenses acquired under the agreements with the University of Chicago and the Shanghai Institute for Biological Sciences and also capitalized a group of patents and licenses acquired from Opexa Pharmaceuticals. Each of these assets is capitalized because they have alternative future use as referred to in paragraph 11 (c) of SFAS No.2.

Mr. Jim Rosenberg
Securities and Exchange Commission
August 2, 2007
Page 2 of 3

With respect to the University of Chicago license, it represents an adult monocyte - derived multi-potent stem cell platform technology that may be useful in developing new cellular therapies in diabetes, congestive heart failure and myocardial infarction.

The Shanghai Institute for Biological Sciences license provides rights to a T-cell vaccination approach in Rheumatoid Arthritis that may provide future alternative use for other T-cell mediated diseases such as Type 1 Diabetes and Multiple Sclerosis.

The patent and license portfolio acquired in the Opexa Pharmaceuticals acquisition addresses specific methods to create T-cell vaccines that have similar structure but could be of use not only in multiple sclerosis but in other autoimmune diseases such as Crohn's disease and Type I Diabetes.

Note 12 - Purchase of Opexa Pharmaceuticals, page F-41
------------------------------------------------------

2. In disclosure-type format tell us the significant assumptions and the valuation methodology used to determine the fair value of each asset acquired from Opexa Pharmaceuticals. Explain to us why the full amount of the intangible assets was assigned to "an inseparable group of patents and licenses that cannot function independently by themselves." Tell us why none of the purchase price was allocated to the fair value of purchased research and development projects.

Response: On November 5, 2004, Opexa Therapeutics purchased 100% of the outstanding shares of Opexa Pharmaceuticals in exchange for 2,500,000 shares of Opexa Therapeutics' common stock. Opexa Therapeutics' common stock was trading for $9.50 for a total purchase price of $23,750,000.

In March 2005, we hired an independent consulting firm to evaluate the assets purchased from the Opexa acquisition. The consultants based their valuation on the Income Approach on a residual and terminal value basis. Their conclusion was that the fair value of the net tangible and intangible assets acquired equaled $39,031,568. Opexa considered the purchase price allocation under paragraph 44 of SFAS141 and concluded that the excess of fair value on the acquired net assets over cost would reduce the fair value of the intangible assets to $23,991,128.

The consultants considered the Income Approach in determining the fair value of intangible assets. Future net cash flows were estimated between 2005 and 2014 and discounted them to their present value using a risk adjusted rate of 43.5%. The discount rate was based on the current market conditions, Opexa's current and future financing opportunities, the intrinsic risk evident in the markets in which Opexa operates and the underlying nature and risks of Opexa's operations and business development. The projected cash flows from the acquired



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Mr. Jim Rosenberg
Securities and Exchange Commission
August 2, 2007
Page 3 of 3

intangibles were based on estimates of revenues and operating profits related to the technology considering the stage of development, the time and resources needed to complete the development and approval of products developed from the technology, and the inherent difficulties and uncertainties in developing products based on complex immunology technologies and processes.

The full amount of the intangible assets acquired from Opexa Pharmaceuticals was assigned to "an inseparable group of patents and licenses that cannot function independently by themselves" because the patent and license portfolio acquired was a series of interconnected inventions that reflected the evolution of the therapeutic technology at the time of acquisition. The group of patents and licenses includes interrelated composition of the product, the methods of use of the product and the methods of manufacture of the product. It would be impossible to determine the individual value of each patent. There was one small group of patents included in the portfolio acquired related to use of a peptide therapy that could have been separated, but was deemed to have zero value and therefore was not broken out from the group.

No purchase price was allocated to the fair value of purchased research and development projects, because there were no projects acquired from Opexa Pharmaceuticals which had value. At the time of acquisition, one multiple sclerosis Phase I/II clinical study was in progress that had partial data on four patients, but the Company determined that it was anecdotal in nature only and that the Phase I/II clinical study would need to be expanded, and in part repeated, to obtain any useful data for the FDA. The determination at the date of acquisition was that no fair value was attributable to this purchased research and development project.

In connection with responding to your comments, the company acknowledges the following:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have further questions, please do not hesitate to contact me at
(281)719-3421.

                                                     Sincerely,

                                                     /s/ Lynne Hohlfeld

                                                     Lynne Hohlfeld
                                                     Chief Financial Officer